HELUS PHARMA INC.
(formerly Cybin Inc.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2026
(UNAUDITED)

TO OUR SHAREHOLDERS
The accompanying unaudited condensed interim consolidated financial statements of Helus Pharma Inc. (formerly Cybin Inc.) ("Helus Pharma") have been prepared by and are the responsibility of Helus Pharma's management in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements do not include all the information and notes required by IFRS Accounting Standards ("IFRS") for annual financial statements and should be read in conjunction with Helus Pharma’s annual financial statements and notes for the year ended March 31, 2026, which are available on SEDAR+ at www.sedarplus.com.

HELUS PHARMA INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (All amounts expressed in thousands of United States dollars) (Unaudited)

As at		September 30, 2026	March 31, 2026
	Notes	$	$
ASSETS
Current
Cash		171,071	157,258
Accounts receivable		7,508	5,028
Prepaid expenses		16,367	22,236
Total Current Assets		194,946	184,522

Non-current
Equipment	3	235	195
Right-of-use asset	4	962	—
Intangible assets	5	30,818	30,224
Goodwill	6	36,238	36,225
Total Non-Current Assets		68,253	66,644

TOTAL ASSETS		263,199	251,166

LIABILITIES
Current
Accounts payable and accrued liabilities		17,848	19,377
Lease liabilities	4	38	—
Total Current Liabilities		17,886	19,377

NON-CURRENT LIABILITIES
Lease liabilities	4	926	—
Total Non-Current Liabilities		926	—
TOTAL LIABILITIES		18,812	19,377

SHAREHOLDERS' EQUITY
Share capital	7	685,175	492,102
Contributed surplus	7	52,342	34,972
Pre-funded warrants	7	—	16,399
Restricted and performance share unit reserve	7	2,835	7,453
Options reserve	7	6,057	31,563
Warrants reserve	7	37,777	38,205
Accumulated other comprehensive income		646	630
Deficit		(540,445)	(389,535)
TOTAL SHAREHOLDERS' EQUITY		244,387	231,789

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		263,199	251,166
Corporate information (note 1); Material accounting policy information and basis of preparation (note 2); Contracts, commitments and contingencies (note 11); Subsequent events (note 14)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
These condensed interim consolidated financial statements were approved for issue on November 12, 2026 by the board of directors and signed on its behalf by:
/s/ Michael Halstead Director                         /s/ Mark Lawson Director

HELUS PHARMA INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (All amounts expressed in thousands of United States dollars, except share and per share amounts) (Unaudited)

		For the three months ended September 30,		For the six months ended September 30,
		2026	2025	2026	2025
	Notes			$	$
OPERATING EXPENSES
Research	9	30,270	18,850	61,031	33,845
General and administrative costs	10	9,288	9,667	16,035	18,543
Share-based compensation	7	64,961	377	76,535	1,130

TOTAL OPERATING EXPENSES		104,519	28,894	153,601	53,518

OTHER INCOME (EXPENSES)
Interest income		1,468	1,065	2,750	2,020
Foreign currency translation gain (loss)		(29)	(755)	(48)	1,189
Other income (loss)		(11)	—	(11)	29
Debt issuance cost		—	—	—	(2,917)
Fair value loss on financial instruments		—	(5,138)	—	(5,138)
TOTAL OTHER INCOME (EXPENSE)		1,428	(4,828)	2,691	(4,817)

NET LOSS FOR THE PERIOD		(103,091)	(33,722)	(150,910)	(58,335)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) on translation of foreign operations		6	(196)	16	294
COMPREHENSIVE LOSS FOR THE PERIOD		(103,085)	(33,918)	(150,894)	(58,041)

Basic and diluted loss per share for the period		(1.41)	(1.39)	(2.40)	(2.50)
Weighted average number of common shares outstanding - basic and diluted		73,067,021	24,205,871	62,749,278	23,308,465
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

HELUS PHARMA INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six-month periods ended September 30, 2026 and 2025
(All amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

		Share capital		Pre-funded warrants		Reserves
	Note	Number of shares	Amount	Number of warrants	Amount	Warrants	Options	RSU and PSUs	Contributed surplus	Deficit	Accumulated other comprehensive Income (loss)		Total
		#	$	#	$	$	$	$	$	$	$		$
Balance as at March 31, 2025		21,610,704	344,949	—	—	20,493	36,262	—	32,626	(255,393)	(13,940)		164,997
Foreign exchange impact of change in functional currency	7	—	(22,292)	—	—	(1,299)	(3,272)	—	(1,731)	13,856	14,738		—
At-the-market offering - net of share issuance costs	7	1,422,423	10,133	—	—	—	—	—	—	—	—		10,133
Conversion of High Trail - net of share issuance costs	7	3,069,555	20,724	—	—	—	—	—	—	—	—		20,724
Class B shares cancellation	7	(9,496)	(373)	—	—	—	—	—	373	—	—		—
Options exercised	7	7,894	90	—	—	—	(37)	—	—	—	—		53
Options forfeited/expired	7	—	—	—	—	—	(885)	—	885	—	—		—
Share-based compensation	7	—	—	—	—	—	1,130	—	—	—	—		1,130
Unrealized gain on translation of foreign operations	7	—	—	—	—	—	—	—	—	—	294		294
Net loss for the period		—	—	—	—	—	—	—	—	(58,335)	—		(58,335)
Balance as at September 30, 2025		26,101,080	353,231	—	—	19,194	33,198	—	32,153	(299,872)	1,092		138,996

Balance as at March 31, 2026		51,631,804	492,102	3,040,250	16,399	38,205	31,563	7,453	34,972	(389,535)	630		231,789
Share issuance net of share issuance costs	7	10,309,280	46,471	—	—	—	—	—	—	—	—		46,471
Pre-funded warrants exercised	7	3,040,242	16,399	(3,040,250)	(16,399)	—	—	—	—	—	—		—
At-the-market offering - net of share issuance costs	7	3,100,000	39,942	—	—	—	—	—	—	—	—	—	39,942
Warrants exercised	7	189,000	1,967	—	—	(428)	—	—	—	—	—		1,539
Restricted share units vested	7	11,211,855	88,517	—	—	—	—	(88,517)	—	—	—		—
Performance share units vested	7	141,666	772	—	—	—	—	(772)	—	—	—		—
Shares withheld related to employee tax obligations	7	(73,098)	(995)	—	—	—	—	—	—	—	—		(995)
Options cancelled	7	—	—	—	—	—	(25,895)	9,100	16,795	—	—		—
Options expired/forfeited	7	—	—	—	—	—	(575)	—	575	—	—		—
Share-based compensation	7	—	—	—	—	—	964	75,571	—	—	—		76,535
Unrealized gain on translation of foreign operations		—	—	—	—	—	—	—	—	—	16		16
Net loss and comprehensive loss for the period		—	—	—	—	—	—	—	—	(150,910)	—		(150,910)
Balance as at September 30, 2026		79,550,749	685,175	—	—	37,777	6,057	2,835	52,342	(540,445)	646		244,387
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

HELUS PHARMA INC. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (All amounts expressed in thousands of United States dollars) (Unaudited)

		For the six months ended September 30,
		2026	2025
	Notes	$	$
OPERATING ACTIVITIES
Net loss for the period		(150,910)	(58,335)
Adjustments for items not affecting cash:
Share-based compensation	7	76,535	1,130
Depreciation and amortization	3,4 & 5	83	67
Unrealized foreign currency translation loss (gain)		48	(1,189)
Lease interest accretion	4	11	—
Gain on sale of lab equipment		—	(7)
Fair value on financial instruments		—	5,138
		(74,233)	(53,196)
Net changes in non-cash working capital items:
Accounts receivable		(2,480)	(641)
Prepaid expenses		5,869	(9,010)
Other current assets		—	352
Accounts payable and accrued liabilities		(1,529)	(1,538)
Net cash flows used in operating activities		(72,373)	(64,033)

INVESTING ACTIVITIES
Purchase of equipment and intangible assets	3,5	(683)	(667)
Proceeds on sale of lab equipment		—	10
Net cash flows used in investing activities		(683)	(657)

FINANCING ACTIVITIES
Proceeds on issuance of common shares, net	7	86,413	10,133
Warrants exercised	7	1,539	—
Proceeds on issuance of convertible debentures		—	44,500
Options exercised		—	53
Share issuance costs		—	(26)
Lease payments	4	(7)	—
Taxes paid related to net share settlement of PSUs	7	(995)	—
Net cash flows provided by financing activities		86,950	54,660
Effects of exchange rate changes on cash		(81)	(140)

Net increase (decrease) in cash		13,813	(10,170)
Cash, beginning of period		157,258	93,922
Cash, end of period		171,071	83,752

Supplemental cash flow information:
Interest received		2,730	2,068
Interest paid		7	—
Income taxes paid		—	—
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

1.    CORPORATE INFORMATION
Helus Pharma Inc. (formerly Cybin Inc., see note 14, Subsequent Events) ("Helus Pharma"), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These condensed interim consolidated financial statements include the accounts of Helus Pharma’s six subsidiaries (together with Helus Pharma, the “Company”): Helus Pharma Corp. (formerly Cybin Corp.), Helus US Inc. (formerly Cybin US Holdings Inc.) (“Helus US”), Adelia Therapeutics Inc. (“Adelia”), Cybin IRL Limited (“Cybin IRL”), Cybin UK Ltd. T/A Helus ("Helus UK"), and Helus International Limited (formerly Cybin International Limited) ("Helus International"). Helus Pharma’s head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.
On January 5, 2026, the Company started to operate under the registered business name "Helus Pharma". On October 1, 2026, the Company legally changed its name from Cybin Inc. to Helus Pharma Inc. Refer to note 14, Subsequent Events.
The Company is a clinical-stage pharmaceutical company committed to improving the treatment landscape in mental health though the development and commercialization of novel serotonergic agonists.
These condensed interim consolidated financial statements as at, and for the three and six months ended September 30, 2026 were approved and authorized for issue by the board of directors on November 12, 2026.
Stock exchange listings
Helus Pharma’s common shares (the “Common Shares”) are listed for trading on Cboe Canada Inc. (“Cboe Canada") and on the Nasdaq Global Market exchange ("Nasdaq") under the symbol "HELP". Additionally, the Common Shares are listed for trading on the Frankfurt Stock Exchange under the symbol “R7E1”.

2.    MATERIAL ACCOUNTING POLICY INFORMATION AND BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and International Accounting Standard 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS have been omitted or condensed.

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those set out in note 2 “Material accounting policy information and basis of preparation” of the Company’s annual consolidated financial statements as at and for the year ended March 31, 2026.

These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2026.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.
These condensed interim consolidated financial statements are presented in United States dollars ("$", "U.S. Dollars" or "USD"), the Company’s presentation currency. Helus Pharma and its subsidiaries’ functional currencies are as follows:

Entity	Currency	Ownership
Helus Pharma Inc.	U.S. dollars	N/A
Helus Pharma Corp.	U.S. dollars	100%
Helus US	U.S. dollars	100%
Adelia	U.S. dollars	100%
Cybin IRL	U.S. dollars	100%
Helus UK	Great Britain pounds	100%
Helus International	U.S. dollars	100%
Material accounting policy information
These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods as those used in the Company’s annual consolidated financial statements for the year ended March 31, 2026, except for the accounting policy described below, which was adopted during the current period.
Right of Use Assets and Lease Liabilities

At lease commencement, the Company recognizes a right-of-use asset and a lease liability. Lease liabilities are initially measured at the present value of lease payments unpaid at commencement, discounted using the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using Company’s incremental borrowing rate. The right-of-use asset is initially measured at cost, comprising the initial lease liability and lease payments made at or before commencement, adjusted for lease incentives and any qualifying initial direct costs or restoration obligations. Right-of-use assets are subsequently depreciated on a straight-line basis over the lease term. Lease liabilities are increased for interest and reduced for lease payments. The liability is remeasured when contractual CPI-linked payments change, using the original discount rate in accordance with IFRS 16. Separately invoiced utilities, maintenance costs and real estate tax

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

increases are excluded from the lease liability and recognized as incurred. Refundable security deposits are accounted for separately as a financial asset.
Use of significant estimates and assumptions
The preparation of financial statements in accordance with IAS 34 requires the use of certain significant estimates and assumptions. It also requires management to exercise judgment when applying the Company’s accounting policies. The critical accounting estimates and judgments have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended March 31, 2026.

In addition, during the current period, the Company applied judgment in determining the incremental borrowing rate used to measure lease liabilities where the interest rate implicit in the lease was not readily determinable.
New standards and interpretations
IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 in response to practical implementation issues and to introduce new requirements applicable to both financial institutions and corporate entities. These amendments aim to enhance the clarity and consistency of financial reporting for various types of financial instruments and their related disclosures by (i) clarifying the date of recognition and derecognition for certain financial assets and liabilities, including a new exception for financial liabilities settled through an electronic cash transfer system (ii) providing help to determine whether a financial asset meets the Solely Payments of Principal and Interest criterion (iii) introducing new disclosures for instruments with contractual terms that may alter cash flows, such as financial instruments linked to the achievement of environmental, social, and governance targets, and (iv) updating the disclosure requirements for equity instruments designated at fair value through other comprehensive income. The new standard is to be effective for annual periods beginning on or after January 1, 2026. The Company has determined that adoption of these amendments has no significant effect on the Company's condensed interim consolidated financial statements.

New standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 that is to replace IAS 1, Presentation of Financial Statements. The new standard aims to improve the quality of financial reporting by: (i) requiring defined subtotals in the statement of profit or loss; (ii) requiring disclosure about management defined performance measures; and (iii) adding new principles for aggregation and disaggregation of information. The standard is effective for the annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Company is in the process of assessing the impact of this new standard on its condensed interim consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Company's condensed interim consolidated financial statements.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

3.    EQUIPMENT

	Lab Equipment	Computer Equipment	Total
Cost	$	$	$
Balance as at March 31, 2026	413	398	811
Additions	27	64	91
Balance as at September 30, 2026	440	462	902

Accumulated Depreciation
Balance as at March 31, 2026	393	223	616
Depreciation charge	11	40	51
Balance as at September 30, 2026	404	263	667

Net book value as at March 31, 2026	20	175	195
Net book value as at September 30, 2026	36	199	235
4.    RIGHT-OF-USE ASSETS AND LEASE LIABILITIES
On August 20, 2026, the Company commenced a six-year lease for office and laboratory premises with no renewal terms and recognized a right-of-use asset of $980 and a lease liability of $960. The contractual payment schedule includes five rent-free months and annual CPI-based rent adjustments capped at 5% per annum. A fully refundable, non-interest bearing security deposit of $100 was provided to the lessor as part of the agreement.

a)Right-of-use assets

Cost	$
Balance as at March 31, 2026	—
Additions	980
Balance as at September 30, 2026	980

Accumulated Amortization
Balance as at March 31, 2026	—
Depreciation charge	18
Balance as at September 30, 2026	18

Net book value as at March 31, 2026	—
Net book value as at September 30, 2026	962

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

b)Lease Liabilities

$
Balance as at March 31, 2026	—
Additions	960
Interest accretion	11
Payments	(7)
Balance as at September 30, 2026	964

Lease Liability Classification	$
Short-term lease liability	38
Long-term lease liability	926
Balance as at September 30, 2026	964

5.    INTANGIBLE ASSETS

	IP R&D	Patents	License	Software	Total
Cost	$	$	$	$	$
Balance as at March 31, 2026	25,470	3,831	1,019	51	30,371
Additions	—	592	—	—	592
Effect of foreign exchange	18	(2)	—	—	16
Balance as at September 30, 2026	25,488	4,421	1,019	51	30,979

Accumulated Amortization
Balance as at March 31, 2026	—	—	96	51	147
Amortization charge	—	—	14	—	14
Balance as at September 30, 2026	—	—	110	51	161

Net book value as at March 31, 2026	25,470	3,831	923	—	30,224
Net book value as at September 30, 2026	25,488	4,421	909	—	30,818

Patents

Costs associated with patent procurement.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

6. GOODWILL

Goodwill is recognized at the acquisition date when total consideration exceeds the net identifiable assets acquired.

Cost	$
Balance as at March 31, 2026	36,225
Effect of foreign exchange	13
Balance as at September 30, 2026	36,238

7.    SHARE CAPITAL
a)Authorized share capital
The authorized share capital of Helus Pharma consists of an unlimited number of Common Shares and an unlimited number of preferred shares without par value. The board of directors of Helus Pharma would determine the designation, rights, privileges, and conditions attached to any preferred shares prior to issuance.
b)Issued share capital
Common Shares
During the six months ended September 30, 2026, the Company completed the following share issuances:
On June 17, 2026, 42,997 pre-funded warrants were exercised and converted into 42,994 Common Shares.
On June 25, 2026, the Company completed an underwritten offering of 10,309,280 Common Shares at an offering price of $4.85 per Common Share for aggregate gross proceeds of $50,000, pursuant to an underwriting agreement dated June 23, 2026, between the Company and Cantor Fitzgerald & Co., Barclays Capital Inc., Bloom Burton Securities Inc., and Lucid Capital Markets. In consideration for their services, the Company paid to the underwriters a cash commission of $3,000 and incurred additional share issuance costs, being professional fees of $529.
On August 10, 2026, 2,997,253 pre-funded warrants were exercised and converted into 2,997,248 Common Shares.
On August 10, 2026 189,000 warrants were exercised and converted into 189,000 Common Shares for gross proceeds of $1,539.
During the six months ended September 30, 2026, the Company sold 3,100,000 Common Shares at an average price of $13.30 per Common Share for aggregate gross proceeds of $41,230 under an at-the-market equity program (the “2026 ATM Program”) established on December 30, 2025, that allows the Company to issue and sell up to $100,000 of Common Shares from treasury to the public, from time to time. Distributions of Common Shares under the 2026 ATM Program are made pursuant to the terms and conditions of an at-the-

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

market equity distribution agreement (the “2026 Distribution Agreement”) dated December 30, 2025, among the Company, Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. The 2026 ATM Program is to be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the 2026 ATM Program and October 17, 2027, unless earlier terminated in accordance with the terms of the 2026 Distribution Agreement. Common Share issuance costs related to the 2026 ATM Program for the period were $1,288.
During the six months ended September 30, 2026, the Company settled 11,211,855 RSUs through the issuance of 11,211,855 Common Shares.
During the six months ended September 30, 2026, the Company settled 141,666 PSUs through the issuance of 68,568 Common Shares, with 73,098 PSUs withheld in relation to employee tax obligations.
Preferred Shares
As at September 30, 2026, the Company had no preferred shares outstanding.

c)Pre-funded Warrants

The continuity of the outstanding pre-funded warrants for the six months ended September 30, 2026, is as follows:

	Number of Warrants	Weighted average exercise price
		$
Pre-Funded Warrants
As at March 31, 2026	3,040,250	0.00001
Issued	—	—
Exercised	(3,040,250)	0.00001
Outstanding as at September 30, 2026	—	—
Exercisable as at September 30, 2026	—	—
On June 17, 2026, 42,997 pre-funded warrants were exercised and converted into 42,994 Common Shares.
On August 10, 2026, 2,997,253 pre-funded warrants were exercised and converted into 2,997,248 Common Shares.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

d)Warrants

The continuity of the outstanding warrants for the six months ended September 30, 2026, is as follows:

	Number of Warrants	Weighted average exercise price[1]
		$
Common Share Purchase Warrants
As at March 31, 2026	12,205,335	10.11
Issued	—	—
Exercised	(189,000)	8.14
Expired	—	—
Outstanding as at September 30, 2026	12,016,335	10.14
Exercisable as at September 30, 2026	12,016,335	10.14

1Certain warrants were issued in CAD, the weighted average exercise price is calculated using the closing exchange rate in effect as at the respective dates.
On August 10, 2026, 189,000 warrants were exercised and converted into 189,000 Common Shares for gross proceeds of $1,539.

The following summarizes information about warrants outstanding as at September 30, 2026:

Date of Expiry	Warrants outstanding	Warrants exercisable	Weighted average of exercisable price		Estimated fair value $	Weighted average remaining contractual life Years
June 30, 2027[1]	9,220,138	9,220,138		$8.14	18,583	0.75
August 4, 2028	635,887	635,887		$15.20	3,184	1.85
May 14, 2029	1,754,386	1,754,386		$19.38	12,419	2.62
June 15, 2030	336,843	336,843	C$	9.50	2,707	3.71
August 20, 2030	38,818	38,818	C$	24.32	651	3.89
November 15, 2030	30,263	30,263	C$	9.50	233	4.13
	12,016,335	12,016,335			37,777	1.18
1 The warrants expire on the earlier of: (i) June 30, 2027; (ii) thirty days following the publication by press release of topline data for the APPROACH trial of HLP003 (previously referred to as CYB003) in major depressive disorder; and (iii) thirty days following the date a press release is issued by the Company announcing exercise of its acceleration right, which right can only be exercised if the closing price of the Common Share is equal to or exceeds $19.53 per Common Share for any five consecutive trading days.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

e) Stock Options
On November 5, 2020, Helus Pharma adopted an equity incentive plan ("Equity Incentive Plan"). Under the Equity Incentive Plan, the board of directors may grant share-based awards to acquire such number of Common Shares as is equal to up to 20% of the total number of issued and outstanding Common Shares at the time such awards are granted. Options granted under the plan vest over a period of time at the discretion of the board of directors. On August 27, 2024, the board of directors and the shareholders re-approved the Equity Incentive Plan and approved certain amendments to the plan, including an increase to the fixed number of Incentive Stock Options (as defined in the plan), certain changes to the board of directors' authority to amend existing awards, and certain other housekeeping amendments.

The changes in options for the six months ended September 30, 2026, is as follows:

	Number of Options	Weighted average exercise price $
As at March 31, 2026	3,978,282	14.14
Granted	112,696	7.63
Exercised	—	—
Cancelled	(3,218,046)	8.05
Forfeited/Expired	(46,997)	12.94
Outstanding as at September 30, 2026	825,935	10.42
Exercisable as at September 30, 2026	614,401	11.54
On May 27, 2026, the Company cancelled options to purchase up to 1,919,290 Common Shares (exercise prices ranged from C$13.11 to C$21.28). The cancelled options were fully vested, and all associated share-based compensation expense had been recognized prior to their cancellation. Accordingly, the cancellation did not result in the recognition of any additional share-based payment expense during the six months ended September 30, 2026.
On July 1, 2026, the Company cancelled options to purchase up to 1,023,721 Common Shares (exercise prices ranged from C$8.39 to C$21.28). Of the cancelled options, 62,500 were unvested, with the remainder fully vested. The Company also granted 833,258 new RSUs to certain holders of the cancelled options. The cancellation of these options and issuance of the new RSUs were accounted for as a modification under IFRS 2, as further described below, resulting in $6,655 being transferred from the stock option reserve to the RSU reserve. The remaining balance associated with the cancelled options was transferred to contributed surplus. The cancellation of the unvested options resulted in the recognition of additional share-based payment expense of $229 during the six months ended September 30, 2026.
On July 1, 2026, the Company granted options to certain employees of the Company to purchase up to 90,456 Common Shares. The options have an exercise price of $6.61 per Common Share, expire on June 30, 2036, and

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

vest over two years. The aggregate estimated grant date fair value was determined to be $479, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.38%
Expected annual volatility, based on historical share price of the Company	84.50%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.0%
Share price	$6.28
Exercise price	$6.61
On August 19, 2026, the Company granted options to certain employees of the Company to purchase up to 22,240 Common Shares. The options have an exercise price of $11.78 per Common Share, expire on August 19, 2036, and vest over two years. The aggregate estimated grant date fair value was determined to be $223, calculated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.69%
Expected annual volatility, based on historical share price of the Company	84.88%
Expected life (in years)	10
Expected dividend yield	0.00%
Unvested forfeiture rate	0% - 3.0%
Share price	$11.78
Exercise price	$11.78
On September 30, 2026, the Company cancelled options (price range from C$13.11 to C$21.28) to purchase up to 275,035 Common Shares. Of the cancelled options, 488 were unvested, with the remainder fully vested. The Company also granted 275,035 new RSUs to holders of the cancelled options. The cancellation of these options and issuance of the new RSUs were accounted for as a modification under IFRS 2, as further described below, resulting in $2,445 being transferred from the stock option reserve to the RSU reserve.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

The following summarizes information about stock options outstanding on September 30, 2026:

Date of Expiry	Number of options outstanding	Number of options exercisable	Exercise Price	Estimated fair value $	Weighted average remaining life Years
November 15, 2026	13,158	13,158	C$27.17	110	0.13
December 11, 2026	1,320	1,320	C$11.65	9	0.20
December 31, 2026	1,842	1,842	C$13.11	15	0.25
December 31, 2026	3,947	3,947	C$16.72	37	0.25
December 31, 2026	1,974	1,974	C$21.28	21	0.25
December 31, 2026	32,896	32,896	C$57.00	940	0.25
March 4, 2027	526	526	C$42.94	11	0.42
March 8, 2027	10,526	10,526	C$38.76	205	0.44
March 31, 2027	921	921	C$13.11	7	0.50
March 31, 2027	6,912	6,912	C$14.37	59	0.50
March 31, 2027	2,368	2,368	C$16.72	22	0.50
March 31, 2027	3,290	3,290	C$21.28	34	0.50
June 30, 2028	57,896	57,896	C$16.72	538	1.75
September 26, 2028	2,632	2,632	C$30.02	41	1.99
April 5, 2029	48,027	48,027	C$21.28	501	2.51
June 30, 2032	7,895	7,895	C$34.20	124	5.75
August 15, 2034	171,619	171,619	C$13.11	1,358	7.87
November 27, 2034	14,300	13,387	C$14.37	121	8.16
March 7, 2035	35,000	35,000	C$10.45	214	8.43
August 15, 2035	48,800	30,494	C$10.00	256	8.87
August 15, 2035	80,000	50,000	C$11.00	417	8.87
August 29, 2035	15,000	9,375	C$11.00	83	8.91
October 1, 2035	100,000	50,000	C$8.39	408	9.00
November 14, 2035	44,240	22,120	C$8.39	173	9.12
December 31, 2035	8,150	3,055	C$11.65	38	9.25
June 30, 2036	90,456	28,206	$6.61	239	9.75
August 19, 2036	22,240	5,015	$11.78	76	9.89
	825,935	614,401		6,057	7.04
The Company recognized share-based payments expense related to the issuance of stock options for the three and six months ended September 30, 2026 of $623 and $964 (2025 - $377 and $1,130) respectively.
The outstanding options and warrants disclosed above were anti-dilutive for the three and six months ended September 30, 2026 and 2025 and did not impact the calculation of the loss per share.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

f) Restricted and Performance Share Units
The Company may grant restricted share units ("RSUs") and performance share units ("PSUs") to directors, officers, employees, and consultants of the Company. RSUs and PSUs are granted at no cost to the recipient and each RSU and PSU entitles the holder to receive one Common Share upon vesting. RSUs generally vest based on service conditions, while PSUs generally vest based on the achievement of specified performance targets, subject to continued service through the applicable vesting date.

The changes in RSUs and PSUs for the six months ended September 30, 2026, and the weighted average fair value at grant date per unit (“WAFV”) are as follows:

	Number of RSUs	WAFV ($)	Number of PSUs	WAFV ($)
Outstanding as at March 31, 2026	5,266,550	6.53	325,000	1.77
Granted	9,191,108	8.45	425,000	5.61
Vested	(11,211,855)	7.65	(141,666)	5.45
Forfeited/Expired	(1,010,000)	6.39	(325,000)	1.77
Outstanding as at September 30, 2026	2,235,803	8.88	283,334	5.68
The Company recognized share-based payments expense related to the issuance of RSUs and PSUs for the three and six months ended September 30, 2026 of $64,338 and $75,571 (2025 - $Nil and $Nil) respectively.

During the six months ended September 30, 2026, 1,010,000 RSUs and 325,000 PSUs expired as a result of the termination of certain employment agreements.
The outstanding RSUs and PSUs were anti-dilutive for the three and six months ended September 30, 2026 and did not impact the calculation of the loss per share.
RSUs

On June 17, 2026, the Company became obligated to grant 6,878 RSUs to certain officers of the Company pursuant to contractual arrangements. The RSUs were granted and vested in full on July 1, 2026. The aggregate estimated grant date fair value was determined to be $28 and was determined with reference to the quoted market price of the Common Shares on the date the obligation arose, adjusted for the impact of contractual transfer restrictions. The underlying Common Shares were subject to lock-up agreements with a staged quarterly release schedule over a three-year period. Accordingly, management applied a discount to the quoted market price to reflect the reduced marketability associated with the contractual lock-up arrangement when determining the grant-date fair value of the RSUs. The lock-up agreements contained acceleration provisions that were subsequently triggered on August 13, 2026, resulting in the early release of the applicable lock-up restrictions in respect of 6,878 Common Shares.

On June 25, 2026, the Company became obligated to grant 1,649,484 RSUs to certain officers of the Company pursuant to contractual arrangements. The RSUs were granted and vested in full on July 1, 2026. The aggregate estimated grant date fair value was determined to be $8,689 and was determined with reference to the quoted market price of the Common Shares on the date the obligation arose, adjusted for the impact of contractual transfer restrictions. The underlying Common Shares were subject to lock-up agreements with a

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

staged quarterly release schedule over a three-year period. Accordingly, management applied a discount to the quoted market price to reflect the reduced marketability associated with the contractual lock-up arrangement when determining the grant-date fair value of the RSUs. The lock-up agreements contained acceleration provisions that were subsequently triggered on August 13, 2026, resulting in the early release of the applicable lock-up restrictions in respect of 1,649,484 Common Shares.
On July 1, 2026, the Company amended the terms of certain RSU awards, resulting in the acceleration of vesting. As a result, $15,425 of previously unrecognized share-based compensation expense associated with these awards are recognized in the Company's statement of loss and comprehensive loss during the three and six months ending September 30, 2026.
On July 1, 2026, the Company granted 1,543,684 RSUs to certain directors, officers, employees and consultants. The RSUs vested immediately upon grant and the underlying Common Shares are subject to lock-up agreements dated July 1, 2026. The aggregate estimated grant date fair value was determined to be $8,482 which was determined based on the quoted market price of the Common Shares on the date of issuance of the RSUs, adjusted for the impact of contractual transfer restrictions.
On July 1, 2026, the Company cancelled 833,258 stock options held by certain employees and consultants of the Company and granted 833,258 RSUs to the affected holders as replacement awards. The Company accounted for the transaction as a modification of the original awards. The fair value of the cancelled options immediately before cancellation was estimated to be $3,753 using the Black-Scholes option-pricing model. All of the RSUs vested and were settled in Common Shares on July 1, 2026 and the underlying Common Shares are subject to lock-up agreements dated July 1, 2026. The aggregate grant-date fair value of the RSUs was estimated to be $4,579 and was determined with reference to the quoted market price of the Common Shares on the grant date, adjusted for the impact of contractual transfer restrictions. The incremental fair value of the replacement awards, determined as the excess of the fair value of the RSUs over the fair value of the cancelled options immediately before cancellation, was $826.
On July 1, 2026, the Company granted 70,670 RSUs to certain employees. The RSUs vest over a three-year period. The aggregate estimated grant date fair value was determined to be $444 which was determined based on the quoted market price of the Common Shares on the date of issuance of the RSUs.
On August 3, 2026, the Company granted a total of 1,175,000 RSUs to two new officers of the Company. The RSUs vest in annual tranches over three years. The aggregate estimated grant date fair value was determined to be $9,471 and was determined with reference to the quoted market price of the Common Shares on the date of issuance.
On August 10, 2026, the Company became obligated to grant 509,798 RSUs to certain officers of the Company pursuant to contractual arrangements. The RSUs were granted and vested in full on September 1, 2026. The aggregate estimated grant date fair value was determined to be $5,103 which was determined with reference to the quoted market price of the Common Shares on the date the obligation arose.
On September 1, 2026, the Company granted 2,000,000 RSUs to certain directors and officers of the Company. The RSUs vested immediately upon grant. The aggregate estimated grant date fair value was determined to be

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

$23,200 which was determined based on the quoted market price of the Common Shares on the date of issuance of the RSUs.
On September 15, 2026, the Company became obligated to grant 496,000 RSUs to certain officers of the Company pursuant to contractual arrangements. The RSUs were granted and vested in full on September 30, 2026. The aggregate estimated grant date fair value was determined to be $6,508 which was determined with reference to the quoted market price of the Common Shares on the date the obligation arose.
On September 30, 2026, the Company cancelled 275,035 stock options held by certain employees of the Company and granted 275,035 RSUs to the affected holders as replacement awards. The Company accounted for the transaction as a modification of the original awards. The fair value of the cancelled options immediately before cancellation was estimated to be $2,144 using the Black-Scholes option-pricing model. Substantially all of the RSUs vested and were settled in Common Shares on September 30, 2026, with the remaining 488 RSUs vesting on December 31, 2026. The aggregate grant-date fair value of the RSUs was estimated to be $3,380 and was determined with reference to the quoted market price of the Common Shares on the grant date. The incremental fair value of the replacement awards, determined as the excess of the fair value of the RSUs over the fair value of the cancelled options immediately before cancellation, was $1,236. Substantially all of the incremental fair value was recognized as share-based compensation expense on the grant date, with the amount attributable to the remaining 488 RSUs recognized over the applicable vesting period.
On September 30, 2026, the Company granted a total of 631,301 RSUs to employees of the Company. The RSUs vest in annual tranches over three years. The aggregate estimated grant date fair value was determined to be $7,759 and was determined with reference to the quoted market price of the Common Shares on the date of issuance.
PSUs
On August 3, 2026, the Company granted 425,000 PSUs to an officer of the Company. The PSUs vest upon achievement of specified Common Share price targets during the three-year performance period, subject to continued service through the date each applicable price target is achieved. The estimated grant date fair value was determined to be $2,382 and was determined based on the Monte Carlo simulation valuation model. This model incorporates assumptions including the Company’s share price at the grant date, expected share price volatility, and the probability of achieving the market-based performance conditions over the term of the award.
On September 15, 2026, the first specified Common Share price target on the PSUs was met, which resulted in the vesting of 141,666 PSUs which were settled through the issuance of 68,568 Common Shares, with 73,098 PSUs withheld in relation to employee tax obligations.
8. RELATED PARTY TRANSACTIONS AND BALANCES
Key management personnel include parties having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be certain executive officers and directors of the Company.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

The remuneration of key management personnel for the three months and six months ended September 30, 2026 and 2025 are as follows:

	Three months ended September 30,		Six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Payroll, consulting and benefits[1]	1,350	2,286	3,492	3,258
Share-based compensation
Options	—	(68)	—	189
RSUs and PSUs	60,717	—	71,838	—
Total	62,067	2,218	75,330	3,447
1For the three months ended on September 30, 2026, includes $1,091 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $259 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “Research”. For the six months ended on September 30, 2026, includes $2,879 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “General and administrative costs” and $613 presented in the condensed interim consolidated statement of loss and comprehensive loss as a part of “Research”
As at September 30, 2026, the Company had no amount payable to related parties.

9. RESEARCH EXPENSES

	Three months ended September 30,		Six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Advancement of development programs	25,197	15,192	50,486	27,287
Payroll and benefits	4,321	3,016	8,527	5,612
Lab and administration	513	318	1,023	598
Professional and consulting fees	239	324	995	348
Total	30,270	18,850	61,031	33,845

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

10. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30,		Six months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Payroll and benefits	2,258	3,097	5,272	4,704
Investor relations and marketing media	3,179	349	4,495	730
Professional and consulting fees	1,492	969	2,689	3,877
Office and administration	1,303	936	2,356	1,706
Capital market	750	3,833	895	6,492
Business development	275	357	283	882
Listing fees	31	126	45	152
Total	9,288	9,667	16,035	18,543
11. CONTRACTS, COMMITMENTS AND CONTINGENCIES
As at September 30, 2026, the Company had entered into agreements for various studies which may require the Company to spend up to an additional $84,787. The Company expects to pay this amount within the 24 months ending September 30, 2028, however the timing and certainty of the payments are contingent on availability of materials and successful completion of certain milestones. The Company has the right to cancel the studies at its discretion, in which case a cancellation fee may apply, however the Company is not liable to pay the full amount of the studies.
In addition to the above, during the year ended March 31, 2022, the Company entered into an exclusive license agreement with Mindset Pharma Inc. to acquire access to a number of classes of tryptamine-based molecules to support Company’s early-stage research programs and a fully-paid, perpetual non-exclusive license to a separate class of tryptamine-based molecules. Upon the successful completion of certain milestones contemplated in the exclusive license, the Company may have to pay additional consideration of up to $9,500. At the sole discretion of the Company, the milestones may be paid in cash or in Common Shares, or a combination thereof, subject to the approval of Cboe Canada. Due to the nature of the arrangement, the timing and probability of future potential payments cannot be determined at this time, and no accrual has been recorded. Further, there is no assurance that the aforementioned milestones will be met at all. The agreement also contemplates a sales royalty of approximately 2% for all commercialized licensed products within the scope of the agreement.
The Company is party to certain employee and management contracts that contain severance obligations. These contracts contain clauses requiring additional payments to be made upon the occurrence of involuntary termination. As the likelihood of these events taking place is not determinable, no contingent liabilities have been recorded in the condensed interim consolidated financial statements.
In the normal course of business, the Company may be subject to legal proceedings and claims. As at September 30, 2026, no litigation or class proceedings have been commenced or certified against the Company. Should any litigation or class actions that the Company becomes involved in be unable to be

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

resolved favorably or if any claims or litigation are determined against the Company, the Company’s financial position and operating results could be materially adversely affected.
12.    CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk. The Company’s intentions are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.
The Company’s financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by raising capital through the issuance of securities.
The Company’s capital management objectives, policies and processes generally remained unchanged during the six months ended September 30, 2026.
The Company requires capital to fund existing and future operations. The Company’s policy is to maintain adequate levels of capital at all times. As at September 30, 2026, the Company is not subject to any externally imposed capital, liquidity or other financial restrictions.
The Company’s capital structure is as shown in the condensed interim consolidated statements of changes in shareholders' equity.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

13.    FINANCIAL INSTRUMENTS
The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.
The Company has classified its financial instruments as follows:

As at	September 30, 2026	March 31, 2026
	$	$
Financial assets, measured at fair value:
Cash	171,071	157,258
Financial assets, measured at amortized cost:
Accounts receivable	2,099	507
Financial liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	17,848	19,377
The carrying amount of the Company's financial instruments approximate their fair value, due to their short-term nature.
Fair value hierarchy of financial instruments
The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:
Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.
Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.
Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability. Currently, the Company has no financial instruments that would be classified as Level 3.
There were no transfers between levels of the fair value hierarchy for the three and six months ended September 30, 2026.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

Day 1 gains/losses
Upon acquisition of a financial instrument, the Company measures its fair value and compares this to the acquisition price. The difference is recognized as a gain or loss only if fair value is based on a quoted price in an active market or based on a valuation technique that uses only data from observable markets.
Financial risk management
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high creditworthiness. As at September 30, 2026 the Company’s maximum exposure to credit risk is the carrying value of its financial assets.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.
As at September 30, 2026, the Company had cash of $171,071 (March 31, 2026 - $157,258) in order to meet current liabilities and ongoing expenditures. Current liabilities include accounts payable and accrued liabilities of $17,848 (March 31, 2026 - $19,377). All amounts are due within the next 12 months.
Market risk
The significant market risks to which the Company is exposed are interest rate risk and currency risk.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Assuming that all other variables remain constant, as at September 30, 2026, a 1% decline on the interest rate generated on cash would have resulted in a reduction of interest income of $817 over a six month period.
Currency risk
The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in USD, CAD, EUR and GBP while the functional currency of USD is used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

HELUS PHARMA INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2026
(All amounts expressed in thousands of U.S. dollars, except share and per share amounts, and those amounts indicated as being in CAD, Euros or Great Britain Pounds which are in thousands.)
(Unaudited)

At September 30, 2026, the Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against USD:

Denominated in:	CAD 000s	GBP 000s	EUR 000s
Cash	3,984	107	179
Accounts receivable	552	—	—
Accounts payable and accrued liabilities	(2,704)	(138)	(139)
	1,832	(31)	40
Foreign currency rate	0.7048	1.3231	1.1346
Equivalent in U.S. dollars	1,291	(41)	45
Impact of 10% change in exchange rate	129	(4)	5

Such analysis excludes any indirect economic or geo-political effects of such currency fluctuations.
14. SUBSEQUENT EVENTS
Effective October 1, 2026, the Company's legal name changed from Cybin Inc. to Helus Pharma Inc. The name change was approved by shareholders at the Company’s annual and special meeting of shareholders held on September 22, 2026. The name change follows the Company’s adoption of the business name “Helus Pharma” on January 5, 2026. The name change had no impact on the Company's financial position, results of operations or cash flows.
On October 2, 2026, the vesting of 41,668 RSUs was accelerated, resulting in these RSUs immediately vesting.
On October 6, 2026, 215,250 warrants were exercised and converted into 215,250 Common Shares for gross proceeds of $1,752.
On October 6, 2026, the Company became obligated to grant 34,440 RSUs to certain directors and former officers of the Company pursuant to contractual arrangements.
On October 27, 2026, the Company announced that Eric So and Paul Glavine had stepped down from their executive and consulting roles with the Company, effective October 26, 2026, but will continue to serve on the Company's Board of Directors. Pursuant to the terms of those consulting and employment agreements, the Company has paid the former executives an aggregate of $4,792 in connection with termination of the agreements. The terminations are non-adjusting events after the reporting period and, accordingly, no amounts relating to the termination notice payments have been recognized in the September 30, 2026 condensed interim consolidated financial statements.